UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2026

Teague Egan
Chief Executive Officer
Energy Exploration Technologies, Inc.
1654 Calle Tulipan, Ste 100
San Juan, PR 00927

Re: Energy Exploration Technologies, Inc.
Post-Qualification Amendment No. 4 to
Offering Statement on Form 1-A
Filed June 26, 2026
File No. 024-12616

Dear Teague Egan:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 25, 2026 letter.

Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A
General

1. We note your response to comment 2, but your disclosure remains unclear. The proceeds included in the bulleted list provided in your response sum to $44,514,772, but do not appear to include the bonus shares, based on your disclosure that you sold "1,779,860 shares at $10.00 per share, for gross proceeds of $17,798,600 (exclusive of transaction fees), and issued 199,900 Bonus Shares (the maximum reserved under our Bonus Share Program) at no consideration." The $17,798,600 proceeds appear to be exclusive of the value of the bonus shares, and when added to the rest of the proceeds in the bulleted list, sum to $44,514,772. When this amount is added to the amount you are qualifying in this offering at $13 per share, and the $1,999,000 value of the bonus shares, it appears that you are seeking to qualify $75,890,522 in a twelve-month period, which is greater than the $75 million maximum permitted by Rule 251(a)(2). Please revise your disclosure accordingly or advise.

2. We note your revised disclosure that you have filed this post-qualification amendment to update certain disclosures in the previously qualified offering circular and to incorporate your audited financial statements for the fiscal year ended December 31, 2025. We also note your revised disclosure that pending qualification of this post-qualification amendment, you will continue to offer and sell the remaining number of shares previously qualified by the SEC pursuant to your most recently qualified post-qualification amendment. Please note that, prior to qualification, offers and sales must be suspended if a post-qualification amendment is filed to comply with Rule 252(f)(2)(i) and the financial statements are stale for the purposes of the rule. In addition, sales, but not offers, must be suspended if a post-qualification amendment is filed for the purpose of complying with Rule 252(f)(2)(ii). For guidance, see Consolidated Corporation Finance Interpretations Question 182.32, available on our public website. Revise your disclosures and website accordingly, or advise.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Patrick Costello, Esq.